4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ACQUIRES U.S. RIGHTS TO AGGRASTAT® FROM
MGI PHARMA, INC.

Merck & Co., Inc. Acquires Right of First Refusal For
MC-1/ AGGRASTAT® Combination Product

WINNIPEG, Manitoba - (August 9, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular focused biopharmaceutical company, today announced that the Company has acquired the exclusive U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride) from MGI PHARMA, INC. AGGRASTAT®, a glycoprotein (GP) IIb/IIIa inhibitor, is used for the treatment of acute coronary syndrome (ACS) including unstable angina and non-Q-wave myocardial infarction.

Developed by Merck & Co., Inc., AGGRASTAT® was launched in the U.S. in 1998, and is currently available in 82 countries worldwide. Merck continues to market AGGRASTAT® outside the U.S., including Europe where 2005 sales for AGGRASTAT® were approximately US$88 million. Merck sold the U.S. rights to AGGRASTAT® to Guilford Pharmaceuticals Inc. in 2003, which was subsequently acquired by MGI PHARMA in 2005. Total U.S. sales for the GP IIb/IIIa inhibitor class in 2005 were in excess of US$450 million, of which AGGRASTAT® sales comprised US$10.9 million.

“The acquisition of AGGRASTAT® fits strategically with Medicure’s goal of building a world class cardiovascular business from drug discovery through to commercialization,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “This acquisition enables us to build an acute cardiovascular sales team that will support our immediate needs for AGGRASTAT® and also our future needs for MC-1, our lead clinical product.”

Under the terms of the agreement Medicure will pay MGI PHARMA US$19 million plus the purchase of existing inventory, and will make certain royalty payments to Merck based on net sales of AGGRASTAT® in the U.S. To finance the acquisition, the Company entered into a senior secured term loan totaling US$15.84 million, repayable over 42 months, with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation.

In addition, Merck has acquired the non-North American right of first refusal on future product opportunities combining MC-1 with AGGRASTAT®. MC-1,

Medicure’s lead cardioprotective product, is expected to begin a pivotal Phase study later this year as a treatment to reduce ischemic reperfusion injury patients undergoing coronary artery bypass graft (CABG) surgery.

“We believe that the participation of these experienced financial institutions represents a significant endorsement of this strategic acquisition and Medicure’s portfolio of cardiovascular products,” continued Dr. Friesen. “In addition, this acquisition further increases the value of MC-1. We see a market opportunity combining AGGRASTAT® with MC-1 for specific cardiovascular applications, and will continue to advance partnering discussions related to this product opportunity. Furthermore the right of first refusal is exclusively focused on the combination of MC-1 and AGGRASTAT® and in no way restricts our ability develop and partner MC-1 or any other MC-1 combination product.”

Pierre Theroux, MD, Professor of Medicine at the University of Montreal and Cardiologist at the Montreal Heart Institute stated, “I had the privilege to lead the PRISM-PLUS trial, which was the first large trial ever done to test the efficacy upfront use of a GP IIb/IIIa inhibitor in a high-risk ACS population. The trial demonstrated that tirofiban (AGGRASTAT®) added to standard therapy reduced the incidence of death and myocardial infarction at 48 hours (66% reduction), days (43% reduction) and 30 days (30% reduction). Importantly, the observed benefits applied to medically managed patients and to patients referred for percutaneous intervention (PCI) or CABG surgery as well. The current ACC/AHA guidelines also give a strong recommendation for the use of GP IIb/IIIa inhibitors for high-risk PCI.”

“There are a number of significant benefits to Medicure resulting from this acquisition,” commented Medicure’s Vice President, Market and Business Development, Moray Merchant. “AGGRASTAT® gives the Company immediate revenues; it is a product with considerable sales growth potential given its lack sustained sales support for the past several years; and it allows us commercially leverage the excellent relationships we have already established with leading acute cardiovascular centers in the U.S through our MC-1 clinical development.”

Notification of Conference Call:
Medicure has scheduled a conference call and webcast to discuss the AGGRASTAT® acquisition:

Date:	Wednesday, August 9, 2006
Time:	9:00AM Eastern Time
Telephone:	1-877-888-3490 or 1-416-695-5259
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:

An archive of the AGGRASTAT® acquisition conference call will be available starting at 11:00AM Eastern August 9, 2006:

Telephone:	1-888-509-0081 or 1-416-695-5275
Passcode:	629105
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	August 16, 2006

Important Information About AGGRASTAT®
AGGRASTAT® was approved by the Food and Drug Administration (FDA) on May 14, 1998.

AGGRASTAT®, in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be medically managed and those undergoing percutaneous transluminal coronary angioplasty (PTCA) or atherectomy.

AGGRASTAT® is contraindicated in patients with known hypersensitivity to any component of the product; active internal bleeding or a history of bleeding diathesis within the previous 30 days; or a history of intracranial hemorrhage, intracranial neoplasm, arteriovenous malformation, or aneurysm. Other contraindications to AGGRASTAT® include: a history of thrombocytopenia following prior exposure to AGGRASTAT®; history of stroke within 30 days or any history of hemorrhagic stroke; major surgical procedure or severe physical trauma within the previous month; history, symptoms, or findings suggestive of aortic dissection. AGGRASTAT® is also contraindicated in patients with: severe hypertension (systolic blood pressure >180 mmHg and/or diastolic blood pressure >110 mmHg); concomitant use of another parenteral GP IIb/IIIa inhibitor; or acute pericarditis.

Bleeding is the most common complication encountered during therapy with AGGRASTAT®. Administration of AGGRASTAT® is associated with an increase in bleeding events classified as both major and minor bleeding events, by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catherterization. AGGRASTAT® should be used with caution in patients with platelet count <150,000/mm3 and in patients with hemorrhagic retinopathy. Because AGGRASTAT® inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT® when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT®, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT® and heparin should be discontinued.

About GP IIb/IIIa Inhibitors
Platelets are blood cells that provide an early defense from the potential complications of vascular injury. When a blood vessel is damaged, platelets adhere to the site and promote blood clot formation. Clot formation prevents bleeding and recruits other cells to help heal the damage. While usually a beneficial process, this can be harmful when a clot forms on a ruptured lipid plaque within the coronary vasculature.

GP IIb/IIIa inhibitors block the ability of platelets to aggregate, inhibiting clot formation and reducing the potential for cardiac ischemia. Over the last 8-10 years, several large-scale, placebo-controlled clinical trials have established the efficacy of intravenous GP IIb/IIIa inhibitors for patients with acute coronary syndrome who are medically managed or those undergoing a percutaneous coronary intervention (PCI).

About Merrill Lynch Capital
Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., is a leading commercial finance business providing a broad range of structured financing solutions to middle market companies nationwide. Based in Chicago and with regional offices throughout the country, Merrill Lynch Capital is focused on four market segments—corporate finance, equipment finance, healthcare finance and real estate finance. The Healthcare Finance Group of Merrill Lynch Capital provides senior financing solutions for middle market healthcare companies, offering cash flow, asset, life sciences related and real estate based credit facilities and junior secured debt, and equity co-investments. The typical transaction size for senior debt is between $10 million and $250 million.

About Medicure Inc.
Medicure Inc. is a fully integrated, cardiovascular focused, biopharmaceutical company involved in the research, development and commercialization of novel compounds to treat unmet medical needs. The Company's solid position in this field is highlighted by the following:

  Sales and marketing rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States
  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Robust clinical and preclinical cardiovascular pipeline

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of

1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com